Exhibit 12.1

Starwood Property Trust, Inc.
Statement of Computation of Ratios of Earnings to
Fixed Charges
(in thousands, except ratios)

	For the Three Months Ended March 31,	For the Year Ended December 31,
	2018	2017	2016	2015	2014	2013
Fixed Charges
Interest expense	$82,086	$276,134	$214,622	$188,376	$149,315	$101,870
Interest capitalized	—	—	—	—	—	—
Amortization of premiums and discounts	—	—	—	—	—	—
Amortization of capitalized expenses relating to debt	5,097	19,532	16,177	14,174	11,789	9,933
Interest within rental expense	—	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	2,453	—	—	—	—	—
Total fixed charges	$89,636	$295,666	$230,799	$202,550	$161,104	$111,803
Earnings
Pre-tax income (loss) from continuing operations before equity investees	$109,733	$414,866	$355,727	$428,712	$485,874	$322,787
Add:
Fixed charges	89,636	295,666	230,799	202,550	161,104	111,803
Amortization of capitalized interest	—	—	—	—	—	—
Distributed income of equity investees	2,054	66,460	18,528	19,879	11,528	5,304
Income from equity investees arising from guarantees	—	—	—	—	—	—
Less:
Interest capitalized	—	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	2,453	—	—	—	—	—
The non-controlling interest in pre-tax subsidiaries that have not incurred fixed charges	361	1,418	2,465	1,486	5,517	5,300
Earnings (loss)	$198,609	$775,574	$602,589	$649,655	$652,989	$434,594
Ratio of Earnings to Fixed Charges	2.22	2.62	2.61	3.21	4.05	3.89